Exhibit 99.1

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

June 12, 2017

10:00 am CT

Operator:	Thank you for joining today’s call. All lines have been placed on a listen-only mode.

I will now turn the call over to Land and Buildings.

Jon Litt	Great, thank you operator. This is Jon Litt from Land and Buildings. I would like to thank everybody for joining the call this morning and the time they spent over the past several months working at understanding the Taubman Centers’ situation.

I am going to read a brief disclaimer and then we will get on to the matters at hand.

Land and Buildings intends to file a preliminary proxy statement and accompanying request card with the SEC to be used to solicit requests for the calling of a special meeting of shareholders of Taubman.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

If the special meeting is called shareholders will be asked to vote on three non-binding governance related proposals to compel Taubman to enact its promised governance changes without further delay.

Investors and shareholders are advised to read the proxy statement and any other documents related to land or buildings solicitation filed with the SEC as they become available because they will contain important information including information relating to the participants in land or buildings proxy solicitation.

These materials will be available at no charge on the SEC’s Website at www.sec.gov. These materials will also be available without charge by directing a request to Land and Buildings Proxy Solicitor DFK at its toll free number 800-207-3159 or by email at tco@dfk.com.

With that behind us again I would like to thank you all for joining this morning. There are four topics that I am going to cover today. I suspect it will be about fifteen minutes in length.

The first is the calling of the special meeting. The second is the complaint that we re-filed regarding the ownership limit. Third is a debrief on the vote at the annual meeting on June 1 and fourth is the idea of a seminar to cross-pollinate between the active and the passive investment community.

I would like to start by reading a comment that Taubman had in their press release and they said “Their commitment to listening and responding to investor viewpoints is a vital element in their effort to deliver superior long-term shareholder value.”

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

The reason I read that at the beginning is we think we don’t know what happens behind closed doors in one on one meetings but we do know when shareholders vote that those votes are tallied and the message is delivered.

The reason why we are pursuing a special meeting is to get shareholder voices heard and communicated to the board on three topics. One is de-staggering, two is who is up for election next year and three is how many new directors are they going to put on the board.

So one topic I will get in today is the special meeting - the, sorry - specifically with regard to de-staggering this will be one of the proposals assuming we get 25% or more shareholders to approve the move to a special meeting as a result of this proxy.

The first proposal will be to have the board immediately de-stagger on a go forward basis. The reason they may give to not do that is they want to get a shareholder vote at the 2018 annual meeting and then begin the de-staggering in ‘19 which means the board would not be fully de-staggered until 2021.

The company committed prior just days before the annual meeting to de-stagger and to refresh the board. They have given no particulars on that. We sent a letter to Bobby Taubman on June 2nd - we got no response.

We sent a letter to investors on Tuesday June 6th suggesting they ask management about the specifics of their plan to de-stagger and refresh at NAREIT which was Tuesday and Wednesday last week and we have not gotten a response which is why we are moving ahead with this special meeting request.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

And we did hear bits and pieces from investors that met with the company and we will talk about them as we go through.

So the first proposal will be a non-binding proposal to immediately de-stagger. The company’s charter and bylaws give them the ability to de-stagger it without a shareholder vote and they should do that immediately.

Number 2, we think that the three directors that were voted in on June 1st were voted in after they committed to de-stagger the board and while they were voted and they have a three year term we believe that they should voluntarily give up the three year turn - and stay - the term and stand for election each year.

As such the second nonbinding proposal which we will have in the proxy is for the three directors, Bobby Taubman, Myron Ullman and Cia Buckley to volunteer to stand for reelection at the 2018 annual meeting. What that means is of the nine directors six will stand for election at the 2018 annual meeting and each year after that.

The third proposal that we have is that the company put three new directors on at the 20 - by the 2018 annual meeting, highly regarded independent directors which have the relevant experience that shareholders would be looking for.

The company committed prior to the annual meeting on June 1 to put - to refresh the board. We heard from investors that met with the company in the past week that they have said they would put three new directors on by the annual meeting and we are hopeful that this proposal will make it clear that that is what investors expect.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

So again we are filing the proxy today with the SEC seeking consent of 25% of the shareholders to have a special meeting. At the special meeting we will have three proposals. One is to immediately de-stagger the board. The second is that the three directors that were just nominated will stand for annual elections starting next year and the third is that three new directors will be put on the board between now and the ‘18 annual meeting.

Moving on to the second topic, the complaint - we refiled our complaint last week with the Federal Courts regarding the company’s charter. Specifically Taubman family’s ownership of the company’s Series B Preferred Shares likely violates the ownership limits set forth in Taubman Center’s Charter and the company’s proxy materials which they filed for last year’s annual meeting likely contained materially false and misleading statements respect to the ownership and voting power of the Taubman family.

The litigation seeks to limit the Taubman family domination of the board and the company that has had poor facts on Taubman Center’s performance and to require that the company provide shareholders with the complete and accurate proxy materials.

In the company’s recent annual meeting investor presentation released to Taubman shareholders on May 8th the company conceded that the Taubman’s family Series B Preferred shares are stapled to valuable operating partnership units long held by the family and give the Series B Preferred holder one vote which is identical to the common shares.

The company’s assertion of one share, one unit, one vote, clearly staples together the Series B Preferred Shares and operating partnership units establishing equivalent value of the two.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

Taubman Centers has finally admitted that there is no real difference between economic ownership and voter interest among the two types of stocks therefore we believe that the Taubman family voting rights to the Series B Preferred Shares violates the Taubman Centers’ Charter and that the company’s proxy materials contain materially false and misleading statement with regards to the ownership and voting power of the Taubman family.

It is our view that the board should enforce the ownership limit in the Charter and reduce the voting power of the family to 8.23%.

Moving on to a debrief from the vote. The vote occurred June 1st. Excluding the Taubman family’s 30% Series B Preferred vote, a majority of the non-Taubman family shareholders supported Land and Building’s nominees. This included near unanimous support from active managers.

We believe this underscores the urgent need for new voices in the company’s Board Room. If the family’s voting position was limited to 8.23% as we believe it legally should be under the company’s charter our independent and highly qualified nominees would have been elected to the board. This is why we are proceeding with the complaint that I just provided a synopsis of.

We believe this vote clearly telegraphs the shareholders want change to the Taubman Centers and there is a mandate now for change. I have been involved with Taubman Centers for 25 years and I hope to continue to be here for another 25 years.

I think it is is important to note that Taubman Centers is an extraordinarily valuable portfolio of some of the best regional malls in the United States. We estimate the value is $106 per share - it is trading in the $60’s.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

We believe that the idea that the mall is dead and all assets that contain retail real estate will be proven wrong with regard to Taubman Centers.

In 1994 when I was an analyst and I initiated coverage on the Mall Stocks we titled the report, “The Mall is dead, not!” At that time it was feared the catalogs, power centers and traditional shopping centers were going to spell the demise of the Regional Mall.

I don’t know what is in store for all retail real estate in the United States. I know that the Taubman Centers mall portfolio is some of the most productive malls in the United States.

Based upon that sales productivity consumers will go to the malls, retailers will need to be in the malls and institutional investors will continue on to own these malls.

We have seen the tenant base in malls evolve and change over time and ultimately it is the owner of the mall that needs to merchandise the spaces to keep up with an ever-evolving landscape.

We believe Taubman’s Malls because of the geographic location, the demographic sales productivity etc. will stand the test of time. The Taubman family has had a view on how to operate malls which is at odds with how other operators have operated their malls.

This has resulted in the margins at Taubman being 770 basis points below their peers. If you have the most productive portfolio of malls arguably they are getting the most rent, they should have the best margins.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

We outlined in our presentations some of the best in class strategies the other mall operators have adopted and we believe that if Taubman puts its mind to it they will be able to drive meaningful margin expansion at a rate well in excess of its peers over the next several years and pick up a lot of this low hanging fruit.

Finally I wanted to talk about this seminar which we have proposed and a recap of the vote. We heard from many active investors following the vote and who have been involved with Taubman Centers for a similar amount of time as we have been involved with Taubman Centers.

They almost unanimously supported change at Taubman, specifically removing Bobby Taubman and Myron Ullman from the board. So there is really two decisions yet to make in an election. One is removing two board members and the other is placing two new people on and putting myself and Charles Elson aside for the moment I think calling on the Chairman and CEO to be removed is quite a loud and clear message by the active management community - a tremendous amount of frustration.

The active investors have asked us why would the passive investors support the incumbent directors remaining in their roles? They were clearly some governance changes announced a few days before the vote, namely the de-staggering of the board and the commitment to refresh the board.

We don’t have all the answers on how and the decision making process within the passive governance groups. I will say in my own experience in the past five years where we have been engaging with companies we have seen the corporate governance policies and the corporate governance groups of the passive investors evolving quite swiftly as their scale in almost every stock has also evolved quite swiftly and we think that has been a positive outcome for shareholders.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

At the same time their ownership of REITS has risen to about 25% owned by the passives, in some cases 35%. Given that their ownership of REITS is nearly double that of other industries there is a responsibility that comes with that and I think from our experience in talking with the passive investors they are taking it quite seriously.

We also recognize that when you have those large stakes that if there is engagement between managements and these investors that there can be solutions to problems which were arrived at which are favorable for all investors.

In the case of the REIT Industry and given the rapid rise of ownership by the passive investors the governance groups within the passive investors are learning more about these companies. With 3,000 plus public companies in the US they have a lot of proxies to vote on and getting in the (weeds) on everyone is not practical.

We do think that it is probably challenging for governance folks that don’t know us or a dissident slate and don’t know the management teams to necessarily take them at face value and so we thought, again given the ownership stake now in the REIT space that cross-pollinizing with the active managers in a seminar setting would be a way for them to understand and appreciate some of the nuances that we have all been living with for decades within the REIT industry.

We have asked Mike Kirby at Green Street Advisors, Michael Bilerman at Citigroup and Steve Sakwa at Evercore to potentially host an investor day which included governance representatives from the various passive investors, the REIT dedicated active managers and maybe other professionals related to this space - the idea of being again cross-pollinizing.

GLOBAL CROSSING CONFERENCING

Moderator: Jon Litt

06-12-17/10:00 am CT

We have been fortunate in our role where we do engage with companies to attend conferences where we have heard the governance people at the various passive institutions presenting and I think that for the active community that that could be quite constructive.

Likewise I think it could be constructive for the passive governance folks to hear from the active investment community their thoughts on some of these situations and I suspect that the evolution that both the passive, the active managers and even ourselves on matters of governance and best practices and seeking long-term solutions to maximizing shareholder value will only improve through seminars like this as there is more connectivity.

So hopefully one of the three organizations we mentioned will pick up the mantel and host a seminar and that they can get participation from the passive, the active and other folks that might be value-add for investors to hear from.

Again, we appreciate your support and the time you have taken on Taubman in the past several months. We have been involved with Taubman a long time. We hope to continue to be involved with Taubman a long time. We think it is an extraordinary value and there needs to be more detail which is why we are pursuing this special meeting.

Both my partner, Craig Melcher and I are in the office and available to talk if anybody would like to talk further. The number is 203-987-5830. Again, thank you all for your time this morning.

Operator:	Ladies and gentlemen that will conclude the conference call for today. We thank you for your participation and you can now disconnect your lines.

END